UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to §240.13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to §240.13d-2.
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CNinsure Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G2352K 108
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS Yinan Hu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		219,441,430[1] ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		219,441,430[1] ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	219,441,430 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	21.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Including (i) 208,121,430 ordinary shares of the issuer, and (ii) 11,320,000 ordinary shares of the issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.

Page 2 of 9 Pages

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS Kingsford Resources Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		219,441,430[2] ordinary shares. High Rank Investments Limited may also be deemed to have sole voting power with respect to the above shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		219,441,430[2] ordinary shares. High Rank Investments Limited may also be deemed to have sole dispositive power with respect to the above shares. (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,441,430 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

21.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
2 Including (i) 208,121,430 ordinary shares of the issuer, and (ii) 11,320,000 ordinary shares of the issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.

Page 3 of 9 Pages

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS High Rank Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		219,441,430[3] ordinary shares. Kingsford Resources Limited may also be deemed to have sole voting power with respect to the above shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		219,441,430[3] ordinary shares. Kingsford Resources Limited may also be deemed to have sole dispositive power with respect to the above shares. (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,441,430 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

21.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
3 Including (i) 208,121,430 ordinary shares of the issuer, and (ii) 11,320,000 ordinary shares of the issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.

Page 4 of 9 Pages

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS Qiuping Lai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		219,441,430[4] ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		219,441,430[4] ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	219,441,430 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	21.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
4 Including (i) 208,121,430 ordinary shares of the issuer, and (ii) 11,320,000 ordinary shares of the issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.

Page 5 of 9 Pages

CUSIP No.	G2352K 108
Item 1(a). Name of Issuer:
CNinsure Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
22/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
Item 2(a). Name of Person Filing:
Yinan Hu
Kingsford Resources Limited
High Rank Investments Limited
Qiuping Lai
Item 2(b). Address of Principal Business Office or, if None, Residence:
Yinan Hu
Kingsford Resources Limited
High Rank Investments Limited
c/o Yinan Hu
CNinsure Inc.
22/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
Qiuping Lai
CNinsure Inc.
22/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
Item 2(c) Citizenship:
Yinan Hu — People’s Republic of China
Kingsford Resources Limited — British Virgin Islands
High Rank Investments Limited — British Virgin Islands
Qiuping Lai — People’s Republic of China

Page 6 of 9 Pages

CUSIP No.	G2352K 108
Item 2(d). Title of Class of Securities:
Ordinary Shares
Item 2(e). CUSIP Number:
G2352K 108
Item 3. Not Applicable
Item 4. Ownership:
The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2010:

				Shared	Sole power to
			Sole power	power to	dispose or to	Shared power
	Amount		to vote or	vote or to	direct the	to dispose or to
	beneficially	Percent	direct the	direct	disposition	direct the
Reporting Person	owned:	of class:	vote:	the vote:	of:	disposition of:
Yinan Hu (1)	219,441,430	21.7%	0	219,441,430	0	219,441,430
Kingsford Resources Limited	219,441,430	21.7%	219,441,430	0	219,441,430	0
High Rank Investments Limited (2)	219,441,430	21.7%	219,441,430	0	219,441,430	0
Qiuping Lai (3)	219,441,430	21.7%	0	219,441,430	0	219,441,430

(1)	The 219,441,430 ordinary shares of the issuer beneficially owned by Yinan Hu consist of 219,441,430 ordinary shares, including 11,320,000 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer, directly held by Kingsford Resources Limited (“Kingsford”). Approximately 93.3% of the total outstanding shares of Kingsford are held by High Rank Investments Limited (“High Rank”). Mr. Hu holds approximately 87.6% of the total outstanding shares of High Rank. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Mr. Hu may be deemed to beneficially own all of the ordinary shares of the issuer held by Kingsford. Mr. Hu disclaims beneficial ownership of all of the ordinary shares of the issuer held by Kingsford except to the extent of his pecuniary interest therein.

Page 7 of 9 Pages

CUSIP No.	G2352K 108

(2)	High Rank owns approximately 93.3% of the total outstanding shares of Kingsford. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank may be deemed to beneficially own all of the ordinary shares of the issuer held by Kingsford. High Rank disclaims beneficial ownership of the ordinary shares of the issuer held by Kingsford except to the extent of its pecuniary interest therein.

(3)	Qiuping Lai owns approximately 12.4% of the total outstanding shares of High Rank, which in turn holds 93.3% of the total outstanding shares of Kingsford. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Lai may be deemed to beneficially own all of the ordinary shares of the issuer held by Kingsford. Mr. Lai disclaims beneficial ownership of the ordinary shares of the issuer held by Kingsford except to the extent of his pecuniary interest therein.
Item 5. Ownership of Five Percent or less of a Class:
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Better Rise Investment Limited (“Better Rise”) owns approximately 6.7% of the total outstanding shares of Kingsford, which holds approximately 21.7% of the total outstanding ordinary shares of the issuer. As such, the shareholders of Better Rise, through Better Rise and Kingsford, have the right to receive dividends from, and proceeds from the sale of, approximately 1.5% of the total outstanding ordinary shares of the issuer. The shareholders of Better Rise consist of three officers of the issuer, one former officer of the issuer, and Mr. Hu’s wife.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable
Item 8. Identification and Classification of Members of The Group:
Not applicable
Item 9. Notice of Dissolution of Group:
Not applicable
Item 10. Certification:
Not applicable

Page 8 of 9 Pages

CUSIP No.	G2352K 108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

Yinan Hu	/s/ Yinan Hu

Yinan Hu

Kingsford Resources Limited	By:	/s/ Yinan Hu

		Name:	Yinan Hu
		Title:	Director

High Rank Investments Limited	By:	/s/ Qiuping Lai

		Name:	Qiuping Lai
		Title:	Director

Qiuping Lai	/s/ Qiuping Lai

Qiuping Lai

Page 9 of 9 Pages

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement